# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Surgery Partners, Inc., CIK 0001638833
CUSIP: 86881A100
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 340 Seven Springs Way, Suite 600, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001712856
Persons authorized to receive notices and communications: Bain Capital Investors, LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCPE Seminole Holdings LP (CIK 0001712856): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,708,102; sole dispositive power 0; shared dispositive power 10,708,102; aggregate amount beneficially owned 10,708,102 (8.36% of the class)
- BCPE Seminole Holdings II Intermediate, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 30,055,197; sole dispositive power 0; shared dispositive power 30,055,197; aggregate amount beneficially owned 30,055,197 (23.45% of the class)
- BCPE Seminole Holdings III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,832,450; sole dispositive power 0; shared dispositive power 7,832,450; aggregate amount beneficially owned 7,832,450 (6.11% of the class)
- BCPE Seminole Holdings IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,351,223; sole dispositive power 0; shared dispositive power 1,351,223; aggregate amount beneficially owned 1,351,223 (1.05% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Surgery Partners, Inc.
Address of issuer's principal executive offices: 340 Seven Springs Way, Suite 600, Brentwood, Tennessee (TN), 37027
Comment: This Amendment No. 10 relates to the shares of common stock, $0.01 par value per share (the "Common Stock") of Surgery Partners, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2019, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021, Amendment No. 3 filed on May 19, 2021, Amendment No. 4 filed on November 15, 2021, Amendment No. 5 filed on November 23, 2022, Amendment No. 6 filed on December 27, 2022, Amendment No. 7 filed on March 3, 2023, Amendment No. 8 filed on December 21, 2023, and Amendment No. 9 filed on January 27, 2025 (the "Initial Statement" and, as further amended by this Amendment No. 10, the "Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

On the evening of January 27, 2025, Bain Capital Private Equity, LP, the investment advisor to funds invested through the Reporting Persons, delivered on behalf of the Reporting Persons a non-binding proposal (the "Proposal") to the Board of Directors (the "Board") of the Issuer offering to acquire all of the outstanding shares of Common Stock that the Reporting Persons do not already own (the "Proposed Transaction"), on the terms and subject to the conditions set forth in the Proposal.

In response to feedback from a special committee of independent directors of the Board (the "Independent Committee") that it will not pursue a transaction with the Reporting Persons under the terms set forth in the Proposal and as subsequently discussed by the Reporting Persons and the Independent Committee, the Reporting Persons have informed the Independent Committee on the evening of June 16, 2025 that they would withdraw the Proposal and cease to pursue the Proposed Transaction.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to continue to engage in discussions with, among others, the Issuer and the Board and/or third parties, including debt and equity financing sources and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering proposals and counterproposals.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Statement, as may be further amended from time to time, and any limitations imposed by the Issuer's financial position and strategic direction, actions taken by the Board (or any committee thereof), price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions described in this Item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to applicable limitations imposed by applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, BCPE Seminole Holdings LP holds 10,708,102 shares of Common Stock, representing approximately 8.36% of the issued and outstanding shares of Common Stock, BCPE Seminole Holdings II Intermediate, LP holds 30,055,197 shares of Common Stock, representing approximately 23.45% of the issued and outstanding shares of Common Stock, BCPE Seminole Holdings III, L.P. holds 7,832,450 shares of Common Stock, representing approximately 6.11% of the issued and outstanding shares of Common Stock, and BCPE Seminole Holdings IV, L.P. holds 1,351,223 shares of Common Stock, representing approximately 1.05% of the issued and outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 49,946,972 shares of Common Stock, representing approximately 38.97% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 128,160,075 shares of Common Stock issued and outstanding as of May 5, 2025, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on May 12, 2025 for the quarterly period ending March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information included in part (a) of Item 5 above is incorporated by reference herein.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amened and supplemented by adding the following at the end of Item 6 of the Statement:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Signatures
- BCPE Seminole Holdings LP: /s/ Andrew T. Kaplan, Andrew T. Kaplan/Partner (06/17/2025)
- BCPE Seminole Holdings II Intermediate, LP: /s/ Anrew T. Kaplan, Andrew T. Kaplan/Partner (06/17/2025)
- BCPE Seminole Holdings III, L.P.: /s/ Andrew T. Kaplan, Andrew T. Kaplan/Partner (06/17/2025)
- BCPE Seminole Holdings IV, L.P.: BCPE Seminole Holdings IV, L.P., /s/ Andrew T. Kaplan (06/17/2025)
Comment: Bain Capital Investors, LLC is the sole member of (i) BCPE Seminole GP, LLC, which is the general partner of each of BCPE Seminole Holdings LP and BCPE Seminole Holdings IV, L.P., (ii) BCPE Seminole GP II LLC, which is the general partner of BCPE Seminole Holdings II Intermediate, LP and (iii) BCPE Seminole GP III LLC, which is the general partner of BCPE Seminole Holdings, L.P.